Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports Second Quarter 2019 Results

Highlights

●	Strong second quarter revenue of $43.9 million, up 22.3% net of $2.4 million attributed to the non-cash impact of warrants, compared to $35.9 million net of $1.5 million attributed to the non-cash impact of warrants in the prior year period.

●	Second quarter 2019 GAAP operating loss of $0.2 million; Non-GAAP operating income of $2.7 million net of $2.4 million attributed to the non-cash impact of warrants, constituting 6.2% of revenue, net of 490 basis points attributed to the non-cash impact of warrants. Second quarter 2019 GAAP net income of $0.01 per diluted share; Non-GAAP net income of $0.08 per diluted share, net of $0.06 per diluted share attributed to the non-cash impact of warrants.

●	On June 18, 2019 the Company completed a successful follow-on offering of 4,991,000 shares, raising net proceeds of $130.4 million.

●	Continued momentum with the introductions of the Kornit Avalanche Poly Pro, Atlas and Presto, which have seen strong adoption.

●	Key collaboration with Adidas and continued engagements with global brands.

●	Unveiling of Kornit Konnect, an industry-leading cloud software analytics platform.

●	Successful investment in ITMA Barcelona drove strong demand and pipeline.

●	North America transition towards direct distribution model executed successfully as evidenced by strong performance.

●	Continued investment in APAC yields another quarter of strong growth.

Rosh-Ha’Ayin, Israel – August 6, 2019 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the second quarter, ended June 30, 2019.

Second quarter 2019 revenue increased by 22.3% to $43.9 million, net of $2.4 million attributed to the non-cash impact of warrants, compared to $35.9 million, net of $1.5 million attributed to the non-cash impact of warrants, in the prior year period. Increased revenue in the quarter was attributable to widespread growth of system, services and consumables sales across geographies, particularly in the North American and Asia Pacific regions.

On a GAAP basis, second quarter operating loss was $(0.2) million, compared to the prior-year period operating income of $1.6 million. Non-GAAP operating income in the second quarter was $2.7 million net of $2.4 million attributed to the non-cash impact of warrants, constituting 6.2% of revenue, net of 490 basis points attributed to the non-cash impact of warrants, compared to $3.2 million, or 8.8% of revenue, in the prior year period. The decrease in operating income was the result of the more significant impact of warrants during the period, increased sales and marketing expenses driven by marketing events in the quarter, and a less favorable mix.

Ronen Samuel, Kornit Digital’s Chief Executive Officer commented “Our second quarter performance demonstrates our laser-focused commitment to execution. The momentum we continue building through the introduction of innovative new solutions and the continued investment in scaling our go-to-market allowed us to deliver another quarter of record quarterly sales.”

Samuel added: “We are excited and encouraged by the continued demand for our HD platforms and the outstanding new product introduction of the Atlas, PolyPro, and Presto. We are entering the second half of the year with good momentum. I am encouraged with the number of ongoing engagements we have with some of the world’s leading brands and our relationship with our strategic customers is as strong as ever. We remain focused on executing on our strategic initiatives and continue to progress toward our long-term goal of becoming a $500 million run-rate sales business by the end of 2023.”

Second Quarter 2019 Results of Operations

Kornit reported second quarter revenue, net of the non-cash impact of warrants, of $43.9 million, compared with the prior-year period level of $35.9 million. The total non-cash impact of the warrants deducted from revenue was $2.4 million in the second quarter of 2019 and $1.5 million in the second quarter of 2018.

On a GAAP basis, second quarter gross profit was $18.7 million, compared to $17.4 million in the prior-year period. Non-GAAP gross profit in the second quarter was $20.2 million, or 45.9% of revenue, compared with $17.6 million, or 49.2% of revenue in the second quarter of 2018. The decrease in gross margin was primarily driven by impact of warrants, product mix and new product introduction.

On a GAAP basis, total operating expenses in the second quarter were $18.8 million, compared to $15.8 million in the prior-year period. Non-GAAP operating expenses in the second quarter increased to $17.5 million, or 39.8% of revenue, compared to $14.5 million, or 40.3% of revenue, in the prior-year period.

Second quarter GAAP research and development expenses were $5.3 million, unchanged from the prior-year period. Second quarter Non-GAAP research and development expenses were $5.0 million, or 11.3% of revenue, compared to $5.1 million, or 14.2% of revenue in the prior-year period.

Second quarter GAAP selling and marketing expenses were $9.2 million, compared to $6.4 million in the prior-year period. Second quarter Non-GAAP selling and marketing expenses were $8.7 million, or 19.8% of revenue, compared to $5.9 million, or 16.3% of revenue, in the equivalent prior-year period.

Second quarter GAAP general and administrative expenses were $4.3 million, compared to $4.0 million in the prior-year period. Second quarter non-GAAP general and administrative expenses were $3.8 million, or 8.6% of revenue, compared to $3.5 million, or 9.8% of revenue, in the prior-year period.

On a GAAP basis, second-quarter operating loss was $(0.2) million, compared to operating profit of $1.6 million during the prior-year period. Non-GAAP operating income in the second quarter was $2.7 million, compared to $3.2 million in the prior-year period. As a percentage of revenue, Non-GAAP operating margin for the second quarter was 6.2% of revenue, compared with 8.8% of revenue in the second quarter of 2018.

On a GAAP basis, the Company reported net income of $0.5 million, or $0.01 per diluted share, compared to net income of $1.8 million in the second quarter of 2018. Non-GAAP net income for the second quarter of 2019 was $2.9 million, or $0.08 per diluted share, net of $0.06 per diluted share attributed to the non-cash impact of warrants, compared to net income of $3.2 million, or $0.09 per diluted share, net of $0.04 per diluted share attributed to the non-cash impact of warrants in the prior year period.

Second Quarter 2019 Warrants Impact

	Three Months Ended
	June 30,
	2019		2018
$ in thousands	Net of Warrants Impact	Warrants Impact K$ / BPS / $ increase (decrease)	Net of Warrants Impact	Warrants Impact K$ / BPS / $ increase (decrease)
Revenues	43,890	2,416	35,876	1491
Gross Margin	45.9%	282	49.2%	203
Operating Margin	6.2%	490	8.8%	364
Net Margin	6.5%	488	9.0%	363
EPS	0.08	0.06	0.09	0.04

Balance Sheet and Cash Flow

As of June 30, 2019, the Company had cash, deposits and marketable securities of $250.1 million, which reflects growth of $130.4 million due to net proceeds from the Company’s follow-on offering completed in June 2019 and no long-term debt. Cash used in operations was $(4.4) million during the second quarter of 2019, reflecting an increase in DSO.

Third-Quarter 2019 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss its second-quarter results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free, 1-866-548-4713 or +1-323-794-2093. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 1428116.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 1428116. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, August 6, 2019, and until 11:59 p.m. ET on Tuesday, August 20, 2019. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission on March 26, 2019. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax benefits and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$104,550	$74,132
Short-term bank deposits	82,000	5,000
Marketable securities	24,615	3,981
Trade receivables, net	34,137	21,953
Inventory	34,900	30,030
Other accounts receivable and prepaid expenses	5,030	5,660
Total current assets	285,232	140,756

LONG-TERM ASSETS:
Marketable securities	38,917	44,603
Deposits and prepaid expenses	539	744
Severance pay fund	325	351
Deferred taxes	7,839	7,272
Property,plant and equipment, net	15,529	14,994
Operating lease right-of-use assets	14,265	-
Intangible assets, net	2,282	1,011
Goodwill	5,564	5,092
Total long-term assets	85,260	74,067

Total assets	$370,492	$214,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$20,915	$16,614
Employees and payroll accruals	7,144	7,932
Deferred revenues and advances from customers	1,847	3,633
Operating lease liabilities	3,254	-
Other payables and accrued expenses	6,286	4,993
Total current liabilities	39,446	33,172

LONG-TERM LIABILITIES:
Accrued severance pay	1,040	1,059
Operating lease liabilities	11,583	-
Other long-term liabilities	1,246	1,456
Total long-term liabilities	13,869	2,515

SHAREHOLDERS’ EQUITY	317,177	179,136

Total liabilities and shareholders’ equity	$370,492	$214,823

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30, 2019		June 30, 2019
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues
Products	$69,866	$58,850	$37,859	$32,092
Services	12,185	8,146	6,031	3,784
Total revenues	82,051	66,996	43,890	35,876

Cost of revenues
Products	34,209	25,232	17,787	14,193
Services	13,891	8,947	7,450	4,255
Total cost of revenues	48,100	34,179	25,237	18,448

Gross profit	33,951	32,817	18,653	17,428

Operating expenses:
Research and development	10,776	10,589	5,309	5,317
Selling and marketing	16,473	12,201	9,205	6,352
General and administrative	8,356	8,054	4,313	4,026
Restructuring expenses	-	266	-	118
Total operating	35,605	31,110	18,827	15,813
Operating income (loss)	(1,654)	1,707	(174)	1,615
Financial income, net	545	828	549	295
Income (loss) before taxes on income	(1,109)	2,535	375	1,910

Taxes on income (benefit)	20	196	(85)	136
Net income (loss)	(1,129)	2,339	460	1,774

Basic net income (loss) per share	$(0.03)	$0.07	$0.01	$0.05

Weighted average number of shares used in computing basic net income (loss) per share	35,547,223	34,295,752	35,962,455	34,321,995

Diluted net income (loss) per share	$(0.03)	$0.07	$0.01	$0.05

Weighted average number of shares used in computing diluted net income (loss) per share	35,547,223	34,885,393	37,287,748	35,047,817

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Six Months Ended		Three Months Ended
	June 30, 2019		June 30, 2019
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$48,100	$34,179	$25,237	$18,448
Cost of product recorded for share-based compensation (1)	(237)	(189)	(129)	(104)
Cost of service recorded for share-based compensation (1)	(230)	(152)	(116)	(89)
Intangible assets amortization on cost of product (3)	(50)	(50)	(25)	(25)
Excess cost of product on acquired inventory (a)	(2,790)	-	(1,236)	-
Acquisition related expenses (2)	(28)	-	-	-
Non-GAAP cost of revenues	$44,765	$33,788	$23,731	$18,230

GAAP gross profit	$33,951	$32,817	$18,653	$17,428
Gross profit adjustments	3,335	391	1,506	218
Non-GAAP gross profit	$37,286	$33,208	$20,159	$17,646

GAAP operating expenses	$35,605	$31,110	$18,827	$15,813
Share-based compensation (1)	(2,276)	(2,039)	(1,198)	(982)
Acquisition related expenses (2)	(57)	-	-	-
Intangible assets amortization (3)	(308)	(482)	(179)	(241)
Restructuring expenses	-	(266)	-	(118)
Non-GAAP operating expenses	$32,964	$28,323	$17,450	$14,472

GAAP Financial income	$545	$828	$549	$295
Foreign exchange losses associated with ASC 842	538	-	203	-
Non-GAAP Financial income	$1,083	$828	$752	$295

GAAP Taxes on income (tax benefit)	$20	$196	$(85)	$136
Tax effect on to the above non-GAAP adjustments	871	181	382	93
Tax benefit (b)	460	-	295	-
Non-GAAP Taxes on income	$1,351	$377	$592	$229

GAAP net income (loss)	$(1,129)	$2,339	$460	$1,774
Share-based compensation (1)	2,743	2,380	1,443	1,175
Acquisition related expenses (2)	85	-	-	-
Intangible assets amortization (3)	358	532	204	266
Excess cost of product on acquired inventory (a)	2,790	-	1,236	-
Restructuring expenses	-	266	-	118
Foreign exchange losses associated with ASC 842	538	-	203	-
Tax effect on to the above non-GAAP adjustments	(871)	(181)	(382)	(93)
Deferred tax benefit based on an Israeli statutory tax rate (b)	(460)	-	(295)	-
Non-GAAP net income	$4,054	$5,336	$2,869	$3,240

GAAP diluted earning (loss) per share	$(0.03)	$0.07	$0.01	$0.05

Non-GAAP diluted earning per share	$0.11	$0.15	$0.08	$0.09

Weighted average number of shares

Shares used in computing GAAP diluted net earning (loss) per share	35,547,223	34,885,393	37,287,748	35,047,817

Shares used in computing Non-GAAP diluted net earning per share	36,976,062	35,176,284	37,532,617	35,346,599

(1) Share-based compensation
Cost of product revenues	237	189	129	104
Cost of service revenues	230	152	116	89
Research and development	600	402	345	228
Selling and marketing	636	476	321	248
General and administrative	1,040	1,161	532	506
	2,743	2,380	1,443	1,175
(2) Acquisition related expenses
Cost of product revenues	28	-	-	-
Selling and marketing	14	-	-	-
General and administrative	43	-	-	-
	85	-	-	-
(3) Intangible assets amortization
Cost of product revenues	50	50	25	25
Selling and marketing	308	482	179	241
	358	532	204	266

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.

(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six Months Ended		Three Months Ended
	June 30, 2019		June 30, 2019
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income (loss)	$(1,129)	$2,339	$460	$1,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,222	2,367	1,141	1,200
Fair value of warrants deducted from revenues	3,406	1,533	2,417	1,491
Share-based compensation	2,743	2,380	1,443	1,175
Amortization of premium (discount) on marketable securities	(84)	241	(50)	124
Realized gain on sale of marketable securities	(271)	-	(271)	-
Increase in trade receivables	(12,163)	(10,141)	(8,022)	(7,871)
Decrease (increase) in other receivables and prepaid expenses	750	(522)	(532)	(939)
Decrease (increase) in inventory	(1,525)	9,044	78	4,129
Decrease in operating leases right-of-use assets	34	-	10	-
Decrease (increase) in deferred taxes, net	(646)	(219)	(460)	90
Decrease (increase) in other long term assets	204	(97)	(6)	(52)
Increase (decrease) in trade payables	3,782	(2,192)	1,114	2,954
Increase in operating lease liabilities	538	-	203	-
Increase (decrease) in employees and payroll accruals	(783)	759	(1,909)	417
Increase (decrease) in deferred revenues and advances from customers	(1,774)	412	(453)	108
Increase (decrease) in other payables and accrued expenses	952	203	605	(684)
Increase in accrued severance pay, net	7	109	44	189
Increase (decrease) in other long term liabilities	(210)	175	(12)	141
Foreign currency translation income (loss) on inter company balances with foreign subsidiaries	11	293	(182)	632

Net cash provided by (used in) operating activities	(3,936)	6,684	(4,382)	4,878

Cash flows from investing activities:

Purchase of property and equipment	(1,964)	(1,244)	(1,310)	(762)
Acquisition of intangible assets and capitalization of software development costs	(650)	-	(650)	-
Cash paid in connection with acquisition	(4,715)	-	-	-
Increase in bank deposits	(77,000)	(3,000)	(68,000)	-
Proceeds from sale of marketable securities	30,445	-	29,807	-
Proceeds from maturity of marketable securities	500	2,150	-	1,650
Purchase of marketable securities	(44,599)	(6,130)	-	(3,781)

Net cash used in investing activities	(97,983)	(8,224)	(40,153)	(2,893)

Cash flows from financing activities:

Proceeds from secondary offering, net	130,379	-	130,379	-
Exercise of employee stock options	2,269	1,067	1,125	536
Payment of contingent consideration	(303)	(900)	-	-

Net cash provided by financing activities	132,345	167	131,504	536

Foreign currency translation adjustments on cash and cash equivalents	(8)	(33)	22	(80)
Increase (decrease) in cash and cash equivalents	30,426	(1,373)	86,969	2,521
Cash and cash equivalents at the beginning of the period	74,132	18,629	17,559	14,782
Cash and cash equivalents at the end of the period	104,550	17,223	104,550	17,223

Non-cash investing and financing activities:

Purchase of property and equipment on credit	658	200	658	200
Inventory transferred to be used as property and equipment	-	591	-	-
Issuance expenses on credit	648	-	648	-
Receipt on account of shares	811	20	811	20
Capitalization of software development costs	87	-	87	-